Berliner McDonald

_________________________________________

A Professional Corporation

Attorneys at Law
5670 Greenwood Plaza Blvd.
Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700
(303) 830-1705 Fax

Steven W. McDonald
smcdonald@berlinermcdonald.com

July 1, 2005

By Facsimile and Federal Express

Abby L. Adams

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549

Re: Croff Enterprises, Inc.

Schedule TO Filed by Jensen Development Company and C.S. Finance L.L.C.

Dear Ms. Adams:

As we have discussed, this firm represents Jensen Development Company and C.S. Finance L.L.C., and their sole shareholder, Gerald L. Jensen (the “Offerors”). We have reviewed the Staff’s comments to the Amendment No. 1 to Schedule TO-T filed by the Offerors on June 29, 2005. In response to your comments, the Offerors are filing on July 5, 2005 electronically an Amendment No. 2 to Schedule TO-T/A, along with an amended Offer to Purchase, Letter of Transmittal, letter to shareholders and press release as exhibits. The documents filed contain the Edgar  tags to indicate paragraphs where any changes have been made. This correspondence is also being filed electronically. We are also delivering with this letter for your convenience redline copies of each of the documents so that you can readily see what changes were made from the prior filing on June 29, 2005.

Responses to Staff Comments

We have the following responses to the Staff’s comments in the same numbering sequence as stated.

Schedule TO-I [Amendment No. 1 filed as Schedule TO-/A]

My clients are advised by Croff that the Preferred B shares were not registered when originally issued on a one-to-one basis to the existing common shareholders of Croff in 1996 as the Company believed that the registration of these securities was not required as the shares were issued as a distribution to existing shareholders without consideration, pursuant to SEC Staff Interpretive Release No. 33-929, July 29, 1936. Further, I am advised that Croff believed that no Exchange Act registration was necessary pursuant to Rule 12g-1 as Croff did not have $10 million total assets and the Company does not list its shares of any class on an exchange or on Nasdaq.

The fact that the prior condition relating to shareholders holding less than 100 shares has been removed has been prominently noted in the amended Schedule TO, the amended Offer to Purchase, and the amended form of Press Release.

We believe that the Offer to Purchase, Section 7 adequately discloses the Offerors plans with respect to the tendered shares. In addition, we have added language in the amended Schedule TO in Item 6, confirming that the Regulation M-A, Item 1006(c)(1) - (7) matters have been duly considered in making the disclosures related to plans.

Offer to Purchase

Section 13. Federal Income Tax Consequences

We have revised the disclosure regarding federal income tax consequences to address your reissued comment.

The amended Offer to Purchase has been revised to meet your comment.

Please let me know if you have any further questions or comments. Once you have advised that there are no further comments, the Offerors will disseminate the offering documents in accordance with my prior correspondence.

Very truly yours,

Berliner McDonald P.C.

Steven W. McDonald

SWM:tdt

Enclosures

cc: Gerald L. Jensen

Jensen Development Company

C.S. Finance L.L.C.